February 13, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Brian Cascio
Andri Boerman
Martin James

Re:	Coherent, Inc.
Form 10-K for the Fiscal Year Ended September 28, 2013
Filed November 27, 2013
File No. 001-33962

Ladies and Gentlemen:
Coherent, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 31, 2014. For convenience, the Company has repeated the Staff’s comment in bold italic type immediately preceding its response.

Form 10-K for the Fiscal Year Ended September 28, 2013

Financial Statements

Note 18. Segment and Geographic Information, page 102

1.	We note the discussion of your major markets on page 10 and the breakout of net sales by market application in Management’s Discussion and Analysis on page 42. Please tell us

Securities and Exchange Commission
February 13, 2014

how you determined that you only have two reportable segments, SLS and CLC, under FASB ASC 280-10-50. Your response should address the following:

•	Describe the contents of the information you provide to your chief operating decision maker.

•	Explain your disclosure that the segmentation reflects the go-to-market strategies for various products and markets.

•	Tell us whether you are aggregating any operating segments to determine your reportable segments.

Response:

The Company respectfully advises the Staff that the Company considered FASB ASC 280-10-50 in concluding that the Company operates and internally manages two operating segments. ASC 280-50-1 defines an operating segment as a component of a public entity that has all of the following characteristics:

•	it engages in business activities from which it may earn revenues and incur expenses (may be intercompany),

•	whose operating results are regularly reviewed by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and to assess its performance, and

•	for which discrete financial information is available.

Overview of our business segments
We design, manufacture, service and market lasers, laser tools and related accessories. Our Chief Executive Officer has been identified as the CODM, as he assesses the performance of the segments and decides how to allocate resources to the segments. The Company is organized in two segments, Specialty Laser Systems (SLS) and Commercial Lasers and Components (CLC). SLS develops and manufactures configurable, advanced performance products where the size and complexity of many of these products require service to be performed at the customer site by factory-trained field service engineers. The SLS business is more dependent on end-user process knowledge and integration support. In contrast, the majority of the CLC segment focuses on higher volume products that are offered in set configurations with product architectures designed for easy exchange at the point of use.
Each segment has a business manager who is responsible for operating decisions at the segment level. The segment manager is supported by a dedicated finance manager and dedicated development, manufacturing, product business management and product line management

Securities and Exchange Commission
February 13, 2014

functions. The segments share global sales and service and other administrative functions that support the activities of our two segments.
Our two segment business managers each report directly to the CODM and each is individually accountable for management of operating activities, financial results, forecasts and plans for each respective set of business activities within their segment. The segment managers receive detailed bookings, revenue and gross profit information by product line, as well as other operating information for each of the manufacturing facilities in order to manage the segment operations. The CODM on a weekly basis reviews booking and revenue information on a product line basis, but does not receive product line gross margin information on a regular basis. Gross margin information is provided to the CODM, on a monthly basis, at a segment level only.

In addition, from time to time to expand our business, acquisition opportunities are identified by our segment business managers and/or our corporate development team. When new acquisition targets are identified, the applicable segment business manager evaluates the opportunity, conducts due diligence with assistance of the corporate mergers and acquisition team and builds the business case for the acquisition. Only after the segment manager has approved the acquisition does he seek the approval of the CODM to allocate Company resources to make the acquisition.

Likewise, the Company has moved the manufacturing and refurbishing of certain products to lower cost jurisdictions in the past few years. Such decisions were first made at the segment level based on the cost data available to the segment managers which was then approved by the CODM.

Information provided to the CODM

The CODM assesses financial performance, makes strategic business decisions and allocates resources at the SLS and CLC segment level based on both consolidated and segment financial information. Information regularly provided to and reviewed by the CODM includes:

•	Provided monthly:

a.	consolidated balance sheet for the current and most recent seven quarters;

b.	consolidated income statement for the current period and the quarters in the current and prior fiscal year;

c.	a quarter-to-date and a year-to-date income statement that reports results for the following: SLS segment, CLC segment, Corporate and Other and Consolidated;

d.
a headcount trend report for the current and most recent seven quarters that summarizes headcount for (1) the SLS and CLC segments, including business unit subtotals within those segments and (2) individual site locations by region.

Securities and Exchange Commission
February 13, 2014

•	Provided weekly and daily during the last week of the fiscal quarter:

a.
flash report for bookings, net sales and backlog. This report includes quarter-to-date bookings, net sales and backlog data, actual and compared to forecast, for each business unit included in the SLS and CLC segment as well as the SLS and CLC segment totals. In addition, it highlights large bookings by individual customers. Although this data is provided to the CODM, it is only provided at the top line (bookings, net sales and backlog) level and no profit metric information is presented; the CODM does not utilize the data for resource allocation decision purposes.

•	Provided quarterly:

a.
Bookings and shipments by market application (microelectronics, OEM components and instrumentation, materials processing and scientific and government programs). Although this data is provided to the CODM, it is only provided at the top line (bookings and net sales) level because this data is only collected in our financial systems at the bookings and net sales level; there is no other discrete financial information available for the market applications. The CODM does not utilize the data for resource allocation decision purposes.

•	Provided annually as part of the annual planning process:

a.	Three year income statement projections by segment;

b.	Bookings and shipments by market application (microelectronics, OEM components and instrumentation, materials processing and scientific and government programs).

In summary, the CODM only receives profit metric information at the SLS and CLC segment level on a regular basis.

Our marketing strategies

We design, manufacture, service and market lasers, laser tools and related accessories for a diverse group of customers among four major markets:

•	microelectronics;

•	materials processing;

•	OEM components and instrumentation; and

•	scientific research and government programs.

These categories are markets in which the Company’s customers operate and to which the Company tailors its selling efforts. Our business is not managed based upon these various

Securities and Exchange Commission
February 13, 2014

market applications, but is instead managed based upon the technologies that define our product offerings. As a result, both of our segments regularly sell into each of the markets. Key changes in supply and demand characteristics and other economic factors in these markets may cause us to move around our resources to support the R&D, manufacturing and sales and marketing functions within our two segments. We may develop or support an application to use our technology in a particular market, but none of our technologies are designed exclusively to be sold into one market.

In our quarterly and annual filings and our quarterly earnings call, we discuss the net sales and the relative percentages of total net sales represented by the four market applications, as well as bookings by market application. This information is provided in order to help our investors better understand our exposure to these four markets and their growth characteristics as well as to provide insight on the significant drivers to our revenue growth. Our business is neither organized nor managed by the CODM based on these market applications, as evidenced by our SLS and CLC organization and management structure and the absence of a complete set of financial information for any market application. This net sales information by market is reviewed by the CODM to assess underlying demand trends for our products in these different markets, but it is not used by the CODM for the overall management of the business, allocation of resources, or assessing the performance of the business.

Aggregation of operating segments

Under ASC 280, we are required to report separate information about an operating segment that meets any of the following quantitative thresholds:

• Its reported revenue (including intersegment sales) is 10% or more of the combined revenue, internal and external, of all reported operating segments;

• The absolute amount of its profit or loss is 10% or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss; or

• Its assets are 10 percent or more of the combined assets of all operating segments.

As a result of our evaluation, our SLS and CLC segments meet these quantitative thresholds and represent 100% of the consolidated revenues of the company. We do not aggregate any operating segments to determine our reportable segments.

Conclusion

Securities and Exchange Commission
February 13, 2014

As discussed above, the Company’s CODM, its CEO, receives information to allocate capital and resources only at the segment level. Detailed operating decisions are made by the segment managers who receive revenue and cost information by each of the product lines within their segment. Based on the above analysis, we believe that the appropriate operating segments for the Company are SLS and CLC.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may reach me by telephone at (408) 764-4000. In my absence, please contact our Executive Vice President and General Counsel Bret M. DiMarco by telephone at (408) 764-4000. We can both be reached by e-mail at leen.simonet@coherent.com and bret.dimarco@coherent.com, respectively.

Sincerely yours,
COHERENT, INC.

/s/Helene Simonet
Helene Simonet
Executive Vice President and
Chief Financial Officer